UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 9)

Waste Technology Corp.
(Name of Issuer)

Common Stock - $.01 par value per share
(Title of Class of Securities)

94091-20-0
(CUSIP Number)

LaRita R. Boren and Leland E. Boren
9315 S. 950 E. Upland, Indiana 46989  (765) 998-8100
--------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 21, 2007
(Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP NO. 940901-20-0                 13D                            PAGE 2 OF 8


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1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     LaRita R. Boren

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a) [ ]   (b) [ ]

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3.   SEC USE ONLY:

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4.   SOURCE OF FUNDS
     PF

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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                      [ ]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     United States of America

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7.       SOLE VOTING POWER:                     2,423,853
     8.       SHARED VOTING POWER:                  220,768 (1)
     9.       SOLE DISPOSITIVE POWER:            2,423,853
     10.      SHARED DISPOSITIVE POWER:        220,768 (1)
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     2,644,621 (1)

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     53.60%

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14.  TYPE OF REPORTING PERSON:
     IN

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(1) Includes 220,768 shares of common stock, par value $0.01 per share
("Common Stock"),of Waste Technology Corp., owned individually by LaRita
R. Boren's spouse, Leland E. Boren. Mrs. Boren disclaims beneficial ownership of the shares owned individually by Mr. Boren.


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CUSIP NO. 940901-20-0                 13D                            PAGE 3 OF 8
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1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Leland E. Boren

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a) [ ]   (b) [ ]

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3.   SEC USE ONLY:

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4.   SOURCE OF FUNDS
     PF

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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                      [ ]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     United States of America

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7.       SOLE VOTING POWER:                        220,768
     8.       SHARED VOTING POWER:               2,423,853
     9.       SOLE DISPOSITIVE POWER:               220,768
     10.      SHARED DISPOSITIVE POWER:      2,423,853
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     2,644,621 (2)

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     53.60%

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14.  TYPE OF REPORTING PERSON:
     IN

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(2) Includes 2,423,853 shares of Common Stock of Waste Technology
Corp., owned individually by Leland E. Boren's spouse, LaRita R.
Boren. Mr. Boren disclaims beneficial ownership of the shares owned individually by Mrs. Boren.


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CUSIP NO. 940901-20-0                 13D                            PAGE 4 OF 8


                            STATEMENT ON SCHEDULE 13D

  Pursuant to Rule 13d-2(a) of the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned Reporting Persons hereby amend their initial Statement on Schedule 13D dated February 16, 2005, as amended by
Schedule 13D/A's filed on June 15, 2005, August 12, 2005, May 5, 2006, May 24, 2006, January 17, 2007, February 15, 2007, March 15, 2007 and
May 1, 2007 respectively. All information herein with respect to Waste Technology Corp., a Delaware corporation (the "Issuer"), is to the best knowledge and belief of the Reporting Persons, as defined herein.

ITEM 1. SECURITY AND ISSUER.

No material change.

ITEM 2. IDENTITY AND BACKGROUND.

      Mrs. LaRita R. Boren, an individual and her spouse, Mr. Leland E.
Boren, an individual (Mrs. Boren and Mr. Boren are collectively referred to as the "Reporting Persons") were elected to the Board of Directors of the Issuer on March 9, 2005. Mrs. Boren was re-elected as a Director at the Annual
 Shareholder Meeting held in 2007. Her term now expires at the Annual Shareholder Meeting to be held in 2010. Mr. Boren was then elected to a three-year term as a Director by the shareholders of the Issuer at their annual meeting on June 2, 2005. His term as a Director expires at the Annual Shareholder Meeting to be held in 2008.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The source of the purchase price paid by the Reporting Persons for their shares of Common Stock was their personal funds.

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CUSIP NO. 940901-20-0                 13D                            PAGE 5 OF 8


ITEM 4. PURPOSE OF TRANSACTION.

      On May 2, 2007, Mrs. Boren purchased an additional 200 shares of the common stock, par value $0.01 per share (the "Common Stock") of the Issuer.
On the following dates, Mrs. Boren purchased additional shares of the Common Stock beginning May 10 (10,000 shares), May 15 (4,900 shares), May 16 (21,136 shares), May 17 (9,490 shares), May 21 (5,000 shares), May 24 (2,000 shares), May 30 (2,000 shares), June 4 (7,024 shares), June 27 (115 shares), August 9 (9,000 shares), August 14 (4,000 shares), August 15 (500 shares), August 16 (10,700 shares) and August 17 (4,685 shares). Favorable pricing has compelled the Reporting Persons to make the investment in the Common Stock described by this Statement on Schedule 13D. So long as the pricing remains attractive, the Reporting Persons intend to continue purchasing shares of Common Stock.

      Other than as described in this Statement on Schedule 13D, at the present time the Reporting Persons have no specific plans or proposals which would relate to or result in:

      (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

      (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

      (v) any material change in the present capitalization or dividend policy of the Company;

      (vi) any other material change in the Company's business or corporate structure;

      (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (x)   any actions similar to those enumerated above.

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CUSIP NO. 940901-20-0                 13D                            PAGE 6 OF 8


      The Reporting Persons reserve the right to formulate specific plans or proposals with respect to, or to change their intentions regarding, any or all of the foregoing.

     As of the date of this Amendment, the Reporting Persons do intend to continue to pursue additional qualified members to serve as Directors of the
 Company in order to bolster the Board's collective expertise. These new Directors would either be appointed to fill existing vacancies or be added as additional Directors.

      The Reporting Persons may also, from time to time, discuss with management and other shareholders of the Company and other parties methods by which the Company can best preserve and increase its value. Such methods may involve strategic alliances, business combinations, cost containment measures and other similar arrangements, including such alliances and arrangements with affiliates of the Reporting Persons. If as a result of such discussions, the Reporting Person decides to pursue any of the methods for preserving and increasing the value of the Company described herein, then the consummation thereof could involve transactions in the nature of those described in subparagraphs (i) through (x) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a)-(b) As set forth in this Statement on Schedule 13D, LaRita R. Boren currently owns, has the sole power to vote and the sole power to dispose of 2,423,853 shares of Common Stock of the Company, representing 49.13% of the outstanding Common Stock (based on the number of shares of Common
Stock outstanding as of February 28, 2007).  As set forth in this Statement on
Schedule 13D, Leland E. Boren currently owns, has the sole power to vote and the sole power to dispose of 220,768 shares of Common Stock of the Company, representing 4.47% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of February 28, 2007). Mr. and
 Mrs. Boren disclaim beneficial ownership of the shares of Common Stock held individually by the other.

      (c)	During the sixty (60) days prior to the filing date of this Statement
, the following transactions were effected by Mrs. Boren:  (i) on May 2, 2007,
Mrs. Boren purchased 200 shares of Common Stock in a private transactions at a purchase price per share of $0.75; (ii) on May 10, 2007, Mrs. Boren purchased
10,000 shares of Common Stock on the open market at a purchase price per share of $0.75; (iii) on May 15, 2007, Mrs. Boren purchased 4,900 shares of
Common Stock on the open market at a purchase price per share of $0.75;
(iv) on May 16, 2007, Mrs. Boren purchased 21,136 shares of Common
Stock on the open market at a purchase price per share of $0.75; (v) on
May 17, 2007, Mrs. Boren purchased 9,490 shares of Common Stock on the open market at a purchase price per share of $0.75; (vi) on May 21, 2007,
Mrs. Boren purchased 5,000 shares of Common Stock on the open market at a purchase price per share of $0.75; (vii) on May 24, 2007, Mrs. Boren purchased 2,000 shares of Common Stock on the open market at a purchase price per share of $0.75; (viii) on May 30, 2007, Mrs. Boren purchased 2,000 shares of Common Stock on the open market at a purchase price per share of $0.75; (ix) on June 4, 2007, Mrs. Boren purchased 7,024 shares of Common
Stock on the open market at a purchase price per share of $0.75; (x) on
June 27, 2007, Mrs. Boren purchased 115 shares of Common Stock on the open market at a purchase price per share of $0.75; (xi) on August 9, 2007, Mrs.
Boren purchased 9,000 shares of Common Stock on the open market at a purchase price per share of $0.75; (xii) on August 14, 2007, Mrs. Boren purchase 4,000 shares of Common Stock on the open market at a purchase price per share of $0.75; (xiii) on August 15, 2007, Mrs. Boren purchase 500 shares of Common
Stock on the open market at a purchase price per share of $0.75; (xiv) on
August 16, 2007, Mrs. Boren purchased 10,7000 shares of Common Stock on the open market at a purchase price per share of $0.75; and (xv) on August 17,
2007, Mrs. Boren purchased 4,685 shares of Common Stock on the open market at a purchase price per share of $0.75.

(d) Not applicable.

(e)	Not applicable.

      Other than the transactions described in Item 3, Item 4 and this Item 5, the Reporting Persons have not effected any transactions in the Common
 Stock during the preceding 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
 RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    No material change.


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CUSIP NO. 940901-20-0                 13D                            PAGE 7 OF 8


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

            99.1  Joint Filing Agreement between the Reporting Persons.

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CUSIP NO. 940901-20-0                 13D                            PAGE 8 OF 8


                                   SIGNATURES

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: September 14, 2007           	By:
                         			      Name: LaRita R. Boren


Dated: September 14, 2007            	By:
                         			      Name: Leland E. Boren

Exhibit 99.1

JOINT FILING AGREEMENT


The undersigned each agree that the Statement on Schedule 13D relating to the common stock, $0.01 par value, of Waste Technology Corp. (i) is adopted and filed on behalf of each of them, (ii) all future amendments to such Statement on Schedule 13D will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, and (iii) the provisions of Rule 13d-1(k)(1) under the Securities Act of 1933 apply to each of them. This agreement may be terminated with respect to the obligation to jointly file future amendments to such Statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to the other person signatory hereto, at their respective address.

      IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the date set forth below.


Dated: February 24, 2005           By:         /s/ LaRita R. Boren
                         		      Name: LaRita R. Boren


Dated: February 24, 2005         By:         /s/ Leland E.. Boren
                         		      Name: Leland E. Boren


1188201 (15096-58659)